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                            KINROSS GOLD CORPORATION

Toronto, September 2, 2003

KINROSS GOLD CORPORATION (TSX-K; NYSE - KGC) ("Kinross") announced that it has acquired 2,083,333 units of Sargold Resource Corporation (TSX-V: SRG) ("Sargold"). Each unit consists of one common share and three quarters of a common share purchase warrant ("Warrant"). As a result of this transaction, Kinross has acquired ownership in 2,083,333 common shares of Sargold representing approximately 9.20% of the issued and outstanding shares of Sargold. Assuming the exercise of the Warrants held by Kinross, based on the current number of outstanding Sargold common shares, Kinross would hold approximately 14.87% of the outstanding Sargold common shares. Kinross has acquired the common shares and the warrants for investment purposes.


For further information contact Gordon A. McCreary, Vice-President Corporate Affairs, Telephone No: (416) 365-5132 or Carl B. Hansen, Director, Investor Relations, Telephone No. (416) 365-5673